

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

James Hayward
Chairman, Chief Executive Officer and President
APPLIED DNA SCIENCES INC
50 Health Sciences Drive
Stony Brook, New York 11790

> **Re: APPLIED DNA SCIENCES INC**
> **Registration Statement on Form S-1**
> **Filed April 24, 2024**
> **File No. 333-278890**

Dear James Hayward:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Todd Kornfeld